U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001-36885

TANTECH HOLDINGS LTD.

Tantech Holdings Ltd.

No. 10 Chen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On January 25, 2019, the Registrant’s 70%-owned subsidiary Suzhou Yimao E-Motors Co.,   Ltd. received an updated business license related to the change of its the business scope and name. Its business scope has been expanded to include the design and production of special trucks, in addition to the research & development and sales of electronic cars, batteries, electronic controls, motors and car parts, purchase and sales of cars, design and production of modified passenger cars, special vans and special operation trucks, self-operation and agency of import and export business of merchandise and technology. To better reflect its business scope, the company has changed its name to Shangchi Automobile Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD.

By:	/s/ Zhengyu Wang
Name: Zhengyu Wang Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

Dated: January 30, 2019